Exhibit 99.1

GERDAU S.A.
Condensed consolidated
interim financial information
at March 31, 2007 and 2006

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Gerdau S.A.

Porto Alegre - Brazil

We have reviewed the accompanying condensed consolidated balance sheet of Gerdau S.A. and subsidiaries as of March 31, 2007, and the related condensed consolidated statements of income, of comprehensive income, of changes in shareholder’s equity and of cash flows for the three-month period then ended.  These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements as of March 31, 2007, and for the three-month period then ended for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Auditores Independentes
Porto Alegre, Brazil
June 13, 2007

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Gerdau S.A.

We have reviewed the accompanying condensed consolidated balance sheet as of March 31, 2006, and the related condensed consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders’ equity for the three-month period ended March 31, 2006 of Gerdau S.A. and its subsidiaries (the “Company”). This interim financial information is the responsibility of the Company’s management.

The review of the interim financial information of: (a) Gallatin Steel Company, a 50% owned joint venture, which represented an equity investment of 1.15% of total consolidated assets as of March  31, 2006 and equity in income of 4.30% of income before taxes on income and minority interests for the three-month period ended March 31, 2006, and (b) Aços Villares S.A. a subsidiary, which statements reflect total assets of 2.76% of the related consolidated total as of March 31, 2006, and total net sales of 6.10% of the related consolidated total for the tree-month period ended March 31, 2006; have been carried out by other accountants.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review and the review performed by the other accountants, we are not aware of any material modifications that should be made to the accompanying  interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders’ equity for the year then ended (not presented herein), and in our report dated April 20, 2007 we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
Porto Alegre, Brazil
June 26, 2006, except for the 5th paragraph of this review report as to which the date is April 20, 2007

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

ASSETS

		March 31, (Unaudited)		December
	Note	2007	2006	31, 2006

Current
Cash and cash equivalents		393,111	806,826	485,498
Restricted cash		13,518	9,140	13,512
Short-term investments
Trading		2,025,617	1,536,758	2,221,422
Available for sale		141,324	177,850	123,430
Held to maturity		147,316	71,885	138,200
Trade accounts receivable, net		1,566,835	1,171,687	1,283,420
Inventories	3	2,405,162	1,850,053	2,380,878
Unrealized gains on derivatives	9	3,244	298	2,660
Deferred income taxes		62,245	27,843	51,730
Tax credits		216,579	108,201	253,519
Prepaid expenses		46,881	37,387	39,301
Other		90,815	85,603	90,860
Total current assets		7,112,647	5,883,531	7,084,430

Non-current assets
Property, plant and equipment, net	4	6,483,112	4,782,817	5,990,629
Deferred income taxes		203,821	246,475	187,710
Judicial deposits	6	84,047	72,672	80,103
Unrealized gains on derivatives	9	7,039	—	6,623
Tax credits		223,929	138,898	192,967
Equity investments		195,831	179,561	197,511
Investments at cost		17,692	13,403	11,377
Goodwill		462,395	290,357	336,768
Prepaid pension cost		255,762	81,412	243,558
Advance payment for acquisition of investment		14,895	14,895	14,895
Other		165,975	140,345	142,294
Total assets		15,227,145	11,844,366	14,488,865

The accompanying notes are an integral part of this condensed consolidated interim financial information.

LIABILITIES AND SHAREHOLDER’S EQUITY

		March 31, (Unaudited)		December
	Note	2007	2006	31, 2006
Current liabilities

Short-term debt	5	371,067	379,091	503,299
Current portion of long-term debt	5	565,949	315,183	561,821
Trade accounts payable		1,220,313	861,727	1,113,338
Income taxes payable		64,259	73,899	41,810
Unrealized losses on derivatives	9	702	7,203	1,258
Deferred income taxes		39,302	68,315	25,230
Payroll and related liabilities		160,232	106,349	177,421
Dividends and interest on equity payable		2,815	1,209	99,003
Taxes payable, other than income taxes		226,971	125,740	182,136
Other		252,201	138,583	218,987
Total current liabilities		2,903,811	2,077,299	2,924,303

Non-current liabilities
Long-term debt, less current portion	5	3,182,486	2,617,978	3,128,868
Debentures	5	474,476	569,214	443,280
Deferred income taxes		435,625	285,995	416,046
Accrued pension and other post-retirement benefits obligation		262,681	164,296	251,415
Provision for contingencies	6	192,825	209,265	189,725
Unrealized losses on derivatives	9	2,526	1,450	10,489
Deferred credit related to acquisition of Corporación Sidenor		108,254	—	106,899
Other		222,140	194,113	204,710
Total non-current liabilities		4,881,013	4,042,311	4,751,432

Total liabilities		7,784,824	6,119,610	7,675,735

Commitments and contingencies	6

Minority interest		1,975,556	1,513,174	1,882,489

SHAREHOLDERS’ EQUITY	7

Preferred shares - no par value - 800,000,000 authorized shares and 435,986,042 shares issued at March 31, 2007 and 2006 and at December 31, 2006.		2,253,377	1,456,479	2,253,377

Common shares - no par value - 400,000,000 authorized shares and 231,607,008 shares issued at March 31, 2007 and 2006 and at December 31, 2006.		1,179,236	755,903	1,179,236

Additional paid-in capital		132,147	129,475	131,546
Treasury stock - 5,070,138 and 2,863,656 preferred shares at March 31, 2007 and 2006, respectively, and 5,103,344 at December 31, 2006.		(45,711)	(9,763)	(46,010)

Legal reserve		77,599	208,554	74,420
Retained earnings		1,807,595	1,845,941	1,459,818
Accumulated other comprehensive income (loss)
- Foreign currency translation adjustment		37,109	(139,903)	(151,798)
- Unrealized net gains and losses on pension and postretirement benefits, net of tax		25,413	—	30,052
- Additional minimum pension liability		—	(35,104)	—
Total shareholders’ equity		5,466,765	4,211,582	4,930,641

Total liabilities and shareholders’ equity		15,227,145	11,844,366	14,488,865

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

(in thousands of U.S. Dollars, except number of shares and per share amounts)

		Three-month period ended
		March 31, (Unaudited)
	Note	2007	2006

Sales		3,861,957	3,145,036
Less: Federal and state taxes		(313,545)	(297,129)
Less: Discounts		(59,007)	(41,345)

Net sales		3,489,405	2,806,562
Cost of sales		(2,641,056)	(2,085,842)

Gross profit		848,349	720,720
Sales and marketing expenses		(72,232)	(59,503)
General and administrative expenses		(205,173)	(211,716)
Other operating income (expenses), net		26,675	73,978

Operating income		597,619	523,479
Financial expenses		(121,592)	(112,673)
Financial income		124,599	133,089
Foreign exchange gains and losses, net		87,261	94,200
Gains and losses on derivatives, net		4,059	673
Equity in earnings of unconsolidated companies, net		18,596	29,296

Income before taxes on income and minority interest		710,542	668,064

Provision for taxes on income	11
Current		(137,651)	(126,163)
Deferred		(29,003)	(35,740)
		(166,654)	(161,903)

Income before minority interest		543,888	506,161

Minority interest		(119,168)	(71,580)

Net income		424,720	434,581

Per share data (in US$)
Basic earnings per share	8
Preferred		0.64	0.65
Common		0.64	0.65

Diluted earnings per share
Preferred		0.63	0.65
Common		0.63	0.65

Number of weighted-average common shares outstanding – Basic and diluted		231,607,008	231,607,008

Number of weighted-average preferred shares outstanding – Basic		430,904,695	432,653,343

Number of weighted-average preferred shares outstanding – Diluted		437,934,505	436,000,871

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Three-month period ended
	March 31, (Unaudited)
	2007	2006

Net income as reported in the consolidated statement of income	424,720	434,581
Amortization of unrealized losses on pension and postretirement obligation, net of tax	(4,639)	—
Foreign currency translation adjustments	188,907	235,720

Comprehensive income for the period	608,988	670,301

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(in thousands of U.S. Dollars, except per share data)

							Cumulative
			Additional				other
	Preferred	Common	paid-in	Treasury	Legal	Retained	comprehensive
	shares	shares	capital	stock	reserve	earnings	income (loss)	Total

Balances as of January 1, 2006	1,456,479	755,903	134,147	(21,951)	198,685	1,431,062	(410,727)	3,543,598
Net income	—	—	—	—	—	434,581	—	434,581
Appropriation of reserves	—	—	—	—	9,869	(9,869)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	235,720	235,720
Dividends - $0.01 per Common share and per Preferred share (*)	—	—	—	—	—	(6,845)	—	(6,845)
Stock option exercised during the period	—	—	(5,281)	12,188	—	(2,988)	—	3,919
Stock option plan expense recognized during the period	—	—	609	—	—	—	—	609

Balances as of March 31, 2006	1,456,479	755,903	129,475	(9,763)	208,554	1,845,941	(175,007)	4,211,582

Balances as of January 1, 2007	2,253,377	1,179,236	131,546	(46,010)	74,420	1,459,818	(121,746)	4,930,641
Net income	—	—	—	—	—	424,720	—	424,720
Appropriation of reserves	—	—	—	—	3,179	(3,179)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	188,907	188,907
Dividends - $0.11 per Common share and per Preferred share (*)	—	—	—	—	—	(73,861)	—	(73,861)
Amortization of SFAS 158 transition amount, net of tax	—	—	—	—	—		(4,639)	(4,639)
Stock option exercised during the period	—	—	—	299	—	97	—	396
Stock option plan expense recognized during the period	—	—	601	—	—	—	—	601

Balances as of March 31, 2007	2,253,377	1,179,236	132,147	(45,711)	77,599	1,807,595	62,522	5,466,765

(*) After giving retroactive effect to the stock bonus approved on March 31, 2006. Preferred treasury stock for the three-month periods ended March 31, 2007 and 2006 are not considering outstanding.

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (Unaudited)

(in thousands of U.S. Dollars)

	Three-month period ended
	March 31,
	2007	2006

Cash flows from operating activities
Net income	424,720	434,581
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	151,408	124,178
Equity in earnings on unconsolidated companies	(18,596)	(29,296)
Foreign exchange gain, net	(87,261)	(94,200)
Gains on derivatives instruments	(4,059)	(673)
Minority interest	119,168	71,580
Deferred income taxes	29,003	35,740
Losses (gains) on disposal of property, plant and equipment, net	1,334	(5,235)
Provision for doubtful accounts	2,139	3,452
Provision for contingencies	3,556	8,237
Distributions from joint ventures	20,404	30,403
Other	(35)	—

Changes in assets and liabilities:
Increase in accounts receivable	(258,066)	(153,820)
Decrease in inventories	35,019	130,759
Decrease (increase) in accounts payable and accrued liabilities	100,138	(53,031)
Decrease in other assets	(45,960)	(93,347)
Decrease in other liabilities	68,484	100,930
Purchases of trading securities	(822,344)	(177,510)
Proceeds from maturities and sales of trading securities	1,096,185	582,756
Net cash provided by operating activities	815,237	915,504

Cash flows from investing activities
Additions to property, plant and equipment	(362,858)	(241,377)
Payment of acquisitions in North America	—	(7,692)
Payment of installments for acquisition of Gerdau Sipar Inversiones	(3,916)	(3,916)
Payment for acqusition of Corporación Sidenor	—	(200,082)
Payment for acqusition in Grupo Feld	(258,840)	—
Cash balance of acquired companies	6,238	44,071
Purchases of available for sale securities	(217,689)	(199,566)
Proceeds from maturities and sales of available for sale securities	199,795	—
Net cash used in investing activities	(637,270)	(608,562)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

	Three-month period ended
	March 31,
	2007	2006

Cash flows from financing activities
Cash dividends and interest on equity paid	(180,286)	(130,903)
Proceeds from exercise of employee stock options	396	3,919
Decrease (increase) in restricted cash	(6)	477
Debt issuance	191,731	475,330
Payment of debt	(289,555)	(393,822)
Net related party debt loans and repayments	2,479	8,011
Net cash used in financing activities	(275,241)	(36,988)

Effect of exchange rate changes on cash	4,887	4,497

Increase (decrease) in cash and cash equivalents	(92,387)	274,451
Cash and cash equivalents at beginning of period	485,498	532,375
Cash and cash equivalents at end of period	393,111	806,826

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

1                             Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil.  The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, Colombia, Argentina, Spain, Peru and as from this year also in Mexico (collectively the “Company”) comprise the production of crude steel and related long rolled products, drawn products and long specialty products.  The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates.  Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada, Chile, Colombia, Spain, Peru and, to a lesser extent, in Argentina, Mexico and Uruguay.

2                             Basis of presentation

2.1                   Accounting practices

The accompanying condensed consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated financial information as of and for the three-month period ended March 31, 2007 and 2006 is unaudited.  However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented.  The results for the three-month period ended March 31, 2007 are not necessarily indicative of the results to be expected for the entire year.

This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2006 and should be read in conjunction therewith.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

2.2                   Recently issued accounting standards

In February, 2007, the FASB (Financial Accounting Standards Board) issued SFAS (Statements of Financial Accounting Standards) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. The SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is in the process of evaluating the financial impact of adopting SFAS 159.

In February, 2007, the FASB issued FSP (FASB Staff Position) FAS (Financial Accounting Series) 158-1, “Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88, and No. 106 and to the Related Staff Implementation Guides”. The SFAS 158 amended the recognition provisions of Statements 87, 88, and 106 to require recognition of the funded status of defined benefit postretirement plans in an employer’s statement of financial position. However, Statement 158 did not amend the illustrations contained in Appendix B of Statement 87, Appendix B of Statement 88, and Appendix C of Statement 106. The Board decided to update those illustrations that have continuing relevance following the issuance of Statement 158. Additionally, Statement 158 did not amend the questions and answers contained in FASB Special Reports related to Statements 87, 88, and 106. The Board decided to update those questions and answers that have continuing relevance following the issuance of Statement 158. The conforming amendments made by this FSP are effective as of the effective dates of Statement 158. The unaffected guidance that this FSP codifies into Statements 87, 88, and 106 does not contain new requirements, and therefore, does not require a separate effective date or transition method. The Company does not expect to have any significant impact of adopting this FSP.

2.3                   Adoption of new accounting standards

The Company adopted FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, which amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. The Company records expenses for planned major maintenance activities and the costs for plant shutdowns as operating expenses are incurred previously the issuance of this FSP; therefore, no impact for the adoption of this new standard was recorded.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As of January 1, 2007, the Company had $24,622 of unrecognized tax benefits, of which $10,900 would, if recognized, decrease the Company’s effective tax rate. There have been no material changes to these amounts during the three months ended March 31, 2007. The Company does not expect any significant increases or decreases to the unrecognized tax benefits within the next 12 months. The Company has also reclassified an amount of $10,722 related to tax contingencies from “Provision for contingencies” to “Other long term liabilities” as of March 31, 2007. Such amounts are related to income taxes benefits previously recorded on its tax books, but for which Company’s legal advisors considered as a probable loss contingency. These same contingencies were not reclassified for the periods ended March 31, 2006 and December 31, 2006. Such contingencies amount to $10,283 and 12,759, respectively.

The Company’s continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of January 1, 2007 the Company had approximately $1,400 of accrued interest and penalties related to its uncertain tax positions.

The Company has several different tax years open to examinations, since each fiscal authority of each country in which the Company operates has different timing for tax examinations. In most cases, the years from 2001 to

2006 remains open for tax examinations; in Canada, tax years from 1998 to 2006 remains open for tax examination.

2.4                   Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated following the criteria established in SFAS No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Canada, Spain and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in U.S. dollars, are translated from the functional currency into the U.S. dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.5                   Controlling shareholder

As of March 31, 2007, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 45.15% (December 31, 2006 and March 31, 2006 – 45.15% and 44.81% respectively) of the total capital of the Company.  MG’s share ownership consisted of 75.73% (in all periods presented) of the Company’s voting common shares and 28.38% (in all periods presented) of its non-voting preferred shares.

2.6                   Stock Based Compensation Plans

Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and its subsidiaries and Gerdau S.A. maintain stock based compensation plans.  The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 – R (“SFAS 123R”) “Shared-based payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company applied the modified prospective application method to account for the implementation of SFAS 123R, which consists recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for stock based compensation.

The Company and its subsidiary Gerdau Ameristeel have several stock based compensation plans. A brief summary of those plans is presented below:

Gerdau Plan

The Extraordinary Stockholders’ General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders’ meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the “Long Term Incentive Program”. Under the plan, the Board of Directors may grant options to purchase shares at an exercise price established by the Board of Directors and that can be exercised after a vesting period and up to 5 years after vested.

During the three months ended March 31, 2007, the Company recognized $601 of stock compensation costs related to the options issued during 2007.  At March 31, 2007, the remaining unrecognized compensation cost related to these unvested options was approximately $10,661 and the weighted-average period of time over which this cost will be recognized is 3.43 years.

Gerdau Ameristeel Plans

Gerdau Ameristeel has several stock based compensation plans, which are described below.

The long-term incentive plans are designed to reward Gerdau Ameristeel’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Human Resources Committee of the Gerdau Ameristeel’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.

An award of approximately $6,600 was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock.  On March 1, 2007, the Company issued 454,497 options under this plan.  These awards are being accrued over the vesting period.

During the three months ended March 31, 2007, the Company recognized $500 of stock compensation costs related to the options issued during 2007.  At March 31, 2007, the remaining unrecognized compensation cost related to these unvested options was approximately $1,400 and the weighted-average period of time over which this cost will be recognized is 3 years.

Methodology and assumptions used to estimate grant-date fair value

The Company has selected the Black-Scholes model to estimate the grant-date fair value of stock based compensation. Under SFAS 123R, the Company is required to estimate forfeitures when determining the stock based compensation expense as opposed to recognizing the forfeitures and the corresponding reduction in expense when they occur. The following weighted-average assumptions were used to estimate the compensation expense following the fair value method for compensation in stock of Gerdau S.A. and of Gerdau Ameristeel Corp., as appropriate.

Assumptions for options granted during the three-month ended
March 31, 2007

	Gerdau	Gerdau Ameristeel
	S.A.	Corp

Expected dividend yield:	4.32%	4.00%
Expected stock price volatility:	38.72%	50.50%
Risk-free rate of return:	12.40%	4.51%
Expected life:	4.9 years	6.25 years

Assumptions for options granted during the three-month ended
March 31, 2006

	Gerdau	Gerdau Ameristeel
	S.A.	Corp

Expected dividend yield:	7.9%	0%
Expected stock price volatility:	49%	55%
Risk-free rate of return:	12.8%	4%
Expected life:	3.8 to 4.9 years	5 years

Summary of the Gerdau Plan and of the Gerdau Ameristeel plans

A summary of the Gerdau Plan is as follows:

	Three-month period ended March 31, 2007
		Weighted-average exercise price
Gerdau S.A.Plans	Number of shares
		US$

Outstanding at December 31, 2006	3,963,033	16.05
Granted	778,239	35.00
Forfeited	(27,360)	25.54
Exercised	(33,206)	11.93
Outstanting at March 31, 2007	4,680,706	19.18

Options exercisable	—

US$
Proceeds from stock options exercised	396
Intrinsic value of stock options exercised	186

A summary of the Gerdau Ameristeel plans is as follows:

	Three-month period ended March 31, 2007
		Weighted-average exercise price
Gerdau Ameristeel Plans	Number of shares
		US$

Outstanding at December 31, 2006	1,418,511	5.37
Granted	454,497	10.90
Exercised	(152,125)	1.81
Expired	(6,000)	17.81
Outstanding at March 31, 2007 (a)	1,714,883	7.12

Options exercisable	1,107,991

(a)  At March 31, 2007, the weighted-average remaining contractual life of options outstanding was 6.2 years.

At March 31, 2007, the aggregate intrinsic value of options outstanding and options exercisable were both $9,200 and $8,500, respectively.  (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

The grant date fair value of stock options from Gerdau Ameristeel granted during the three months ended March 31, 2007 was $ 4.08.

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the three months ended March 31, 2007 are provided in the following table:

US$
Proceeds from stock options exercised	295
Tax benefit related to stock options exercised	526
Intrinsic value of stock options exercised	1.522

For the three months ended March 31, 2007 and 2006 Gerdau Ameristeel recorded $8,800 and $26,400, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.

2.7                   Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and variable interest-entities on which the Company is considered to be the primary beneficiary (even when the Company may not have the majority voting interest). The following list presents the interests in the consolidated operational subsidiaries, as follows:

	Percentage interest (%)
	March 31,	March 31,
	2007	2006

Aceros Cox S.A. (Chile)	98	98
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65	65
Ameristeel Bright Bar Inc. (USA)	65	65
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	65
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	65
Gerdau Ameristeel Sayreville Inc. (USA)	65	65
Gerdau Ameristeel US Inc. (USA)	65	65
Sheffield Steel Corporation (USA)	65	—
Pacific Coast Steel Inc. - PCS (USA)	36	—
Gerdau Açominas S.A. (Brazil)	89	89
Gerdau Aços Especiais S.A. (Brazil)	89	89
Gerdau Aços Longos S.A. (Brazil)	89	89
Gerdau América do Sul Participações S.A. (Brazil)	89	89
Gerdau Aza S.A. (Chile)	98	98
Gerdau Comercial de Aços S.A. (Brazil)	89	89
Diaco S.A. (Colômbia)	57	57
Grupo Feld, S.A. de C.V. (Mexico) and its subsidiaries (See Note 2.8a)	100	—
Siderurgica Tultitlan S.A. de C.V. (Mexico)	100	—
Ferrotultitlán, S.A. de C.V. (Mexico)	100	—
Arrendadora Valle de Mexico, S.A. de C.V. (Mexico)	100	—
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	98
Gerdau Laisa S.A. (Uruguay)	98	98
Maranhão Gusa S.A. – Margusa (Brazil)	89	89
Paraopeba - Fundo de Investimento Renda Fixa (Brazil)	93	95
Seiva S.A. – Florestas e Indústrias (Brazil)	97	97
Sipar Aceros S.A. (Argentina)	72	72
Sidelpa S.A. (Colombia)	95	95
Corporación Sidenor S.A. and its subsidiaries (Spain)	40	40
Sidenor Industrial S.L. (Spain)	40	40
Forjanor S.L. (Spain)	40	40
GSB Acero S.L. (Spain)	40	—
Aços Villares S.A. (Brazil)	23	23
Empresa Siderúrgica del Peru S.A.A. – “Siderperu” (Peru)	83	—

2.8                   Acquisitions

(a) Grupo Feld S.A. de C. V.

On March 28, 2007, the Company has acquired 100% of capital stock of Grupo Feld S.A. de C.V., a Mexican Group which owns three companies: Siderurgica Tultitlán S.A. de C.V. (“Sidertul”), a long steel mini-mill located on Ciudad de México, which produces 350,000 tones of crude steel and 330,000 tones of rolled steel; Ferrotultitlán S.A. de C.V. (“Ferrotul”), which is the trading company of the group, and basically trades steel products produced by Sidertul, and also Arrendadora Valle de Mexico S.A. de C.V. (“Arrendadora”), which is a real state company which owns the land and buildings were Sidertul is located.

Total price paid for this acquisition was $258,840. The Company has made a preliminary estimation of fair value of assets acquired and liabilities assumed, and those assets and liabilites are described below:

Net assets (liabilities) acquired
Current assets	43,648
Property, plant and equipment	108,522
Other non-current assets	3,862
Goodwill	124,977
Current liabilities	(20,783)
Non-current liabilities	(1,386)
258,840

Purchase price	258,840

3                             Inventories

	March 31,		December
	2007	2006	31, 2006
Finished products	905,440	690,872	891,724
Work in process	521,782	386,179	539,496
Raw materials	553,105	514,540	519,245
Packaging and maintenance supplies	327,555	200,247	317,169
Advances to suppliers of materials	97,280	58,215	113,244
	2,405,162	1,850,053	2,380,878

4                             Property, plant and equipment, net

	March 31,		December
	2007	2006	31, 2006
Buildings and improvements	1,689,029	1,272,365	1,555,944
Machinery and equipment	5,550,847	4,364,703	5,283,344
Vehicles	52,805	36,884	50,542
Furniture and fixtures	84,830	57,458	71,847
Other	393,290	416,619	360,346
	7,770,801	6,148,029	7,322,023
Less: Accumulated depreciation	(3,245,573)	(2,513,090)	(2,994,815)
	4,525,228	3,634,939	4,327,208
Land	402,385	508,976	384,482
Construction in progress	1,555,499	638,902	1,278,939
Total	6,483,112	4,782,817	5,990,629

As of March 31, 2007, machinery and equipment with a net book value of $938,009 was pledged as collateral for long-term debt.

5                             Debt and debentures

Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars and Euros. Advances received against export commitments are obtained from commercial banks with a commitment that the products will be exported.

Long-term debt

Long-term debt consisted of the following:

	Weighted average
	Annual Interest
	Rate % at	March 31,	March 31,	December 31,
	March 31, 2007	2007	2006	2006

Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	10.85%	58,201	60,391	50,532
Financing for investments	10.38%	176,769	104,268	426,907
Financing for machinery	10.85%	616,758	323,961	321,119

Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares:
Working capital (US$)	6.32%	42,992	69,070	107,872
Guaranteed Perpetual Senior Securities (US$)	6.95%	600,000	600,000	600,000
Financing for machinery and others (US$)	2.81%	913,698	522,638	867,817
Export Receivables Notes by Gerdau Açominas (US$)	2.97%	204,144	227,758	203,882
Advances on exports (US$)	2.24%	375,394	389,149	309,663
Financing for investments (US$)	6.08%	11,062	57,083	13,181

(b) Long-term debt of Sipar Aceros, Diaco, Sidelpa and Gerdau Aza S.A.
Financing for investments (US$)	4.04%	45,667	18,243	45,667
Working capital (Chilean pesos)		3,272	4,005	3,483
Working capital (Colombian Pesos)	6.50%	1,115	5,436	1,134
Working capital (Argentinean Pesos)		—	26	—

(c) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.38%	395,753	398,994	397,512
Senior Secured Credit Facility (Canadian dollar -Cdn$ and US$)	6.55%	355	—	490
Industrial Revenue Bonds (US$)	3.65% to 6.38%	31,600	31,600	31,600
Other	6.24%	4,524	3,019	4,995

(d) Long-term debt of Corporación Sidenor
Working capital (Euros)	4.32%	267,131	117,520	304,835
		3,748,435	2,933,161	3,690,689
Less: current portion		(565,949)	(315,183)	(561,821)
Long-term debt, excluding debentures, less current portion		3,182,486	2,617,978	3,128,868

2008		380,129
2009		473,982
2010		341,238
2011		252,032
After 2011		1,735,105
		3,182,486

IGPM (Índice Geral de Preços – Mercado – “General Index Price – Market”): Brazilian inflation index, computed by Fundação Getúlio Vargas

TJLP (Taxa de Juros de Longo Prazo – “Long term interest rate”): Interest rate set by Government used to index long term loans granted by BNDES (Banco Nacional de Desenvolvimento Econômico e Social – “National Bank for Economic and Social Development”).

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis, or based on IGPM.

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares

The debt agreements entered into by the Company’s Brazilian subsidiaries contain covenants that require the maintenance of certain ratios, as calculated in accordance with the Company’s financial statements prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At March 31, 2007, the Company was in compliance with all of its debt covenants.

Export Receivables Notes issued by Gerdau Açominas

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of US$ 105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July 2010, and have quarterly payments starting October 2005. On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche for a notional amount of $128,000 of its Export Receivables Notes. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization starting in July 2006.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of the US$ 600,000 with 8.875% p.a. of interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The bonds  do not have a stated  maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

(b) Sipar Aceros, Diaco, Sidelpa and Gerdau AZA

Most of debt in South America (except Brazil) is related to financing for the acquisition of interests in Diaco and Sidelpa, denominated in U.S. dollars and contracted with Banco de Chile. Such debt matures in 2010, and bears interest of Libor + 1.4% p.a..

(c) Gerdau Ameristeel Debt

On June 27, 2003, the Company refinanced its debt by issuing Senior Notes with aggregate principal in the amount of $405,000 and interest of 10 3/8%. The notes mature July 15, 2011 and were issued at 98% of face value.  The Company’s first opportunity to call these senior notes is on July 15, 2007 at a redemption price of 105 3/8%.

In 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650,000 and expires on October 31, 2010.  On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increased the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries until September 30, 2007. The lenders concurrently waived a covenant non-compliance related to these balances. The Company is in compliance with the terms of the amended facility.  The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.  At March 31, 2007, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $592,200 was available under the Senior Secured Credit Facility, net of $57,800 of outstanding letters of credit.

(d) Lines of credit:

In October, 2005, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços have obtained a pre-approved line of credit from BNDES for the purchase of machinery and related expenses for a total amount of $420,954, bearing interest of TJLP+3% p.a. Amounts will be released as investments are made by the subsidiaries and they present to BNDES documentation supporting the investments made. At March 31, 2007, $178,516 were drawn against this facility. These contracts are guaranteed by INDAC (parent company of Metalúrgica Gerdau S.A.).

In August, 2006, Gerdau Açominas obtained approval of a credit facility with BNDES in the total amount of $161,248 for the increase of production capacity of liquid steel of its Ouro Branco mill, from the current total annual production of 3.0 million tons/year to 4.5 million tons/year, through investment in a new coke plant, sinter plant and a new blast furnace, and for the social projects to be conducted directly or in partnership with public or non-for-profit private institutions to assist local community. This credit facility bears interest of TJLP+2% p.a. Such contracts are guaranteed by INDAC and are also subject to some financial covenants based on financial information of Metalúrgica Gerdau. At March 31, 2007, $131,699 were drawn against this facility.

The Company announced the conclusion, on November 1, 2006, of a Senior Liquidity Facility. This facility amounts to $400,000 and the borrower will be GTL Trade Finance Inc., with the guarantee of Gerdau S.A., and of its subsidiaries Gerdau Açominas, Gerdau Aços Longos , Gerdau Aços Especiais and Gerdau Comercial de Aços. The program has an availability period of 3 years, with 2 years for payment as from the date of each disbursement. The costs involve a facility fee amounting to 0.27% per year and interests, in the case disbursements are actually made, of Libor +0.30% to 0.40% per year. At March 31, 2007, nothing was drawn under this facility.

Gerdau Açominas also has available the following lines of credit:

•                  $267,000 from a consortium of banks leaded by Citibank, N.A, Tokyo Branch guaranteed by Nippon Export and Investment Insurance (NEXI), maturing in 10 years, with 2 grace years and 8 years for repayment, bearing interest of Libor +0.3% p.a. This amount will be used in the expansion of the Ouro Branco industrial facility. At March 31, 2007, $207,000 were drawn against this facility.

•                  $69,000 from Export Development Canada, guaranteed by KFW Ipex Bank, maturing in 6 years, with 2 grace years and repayment in 4 years bearing interest of 7.22% p.a. At March 31, 2007, $46,000 were drawn against this facility.

•                  $201,000 from BNP Paribas – France (50%) and from Industrial and Commercial Bank of China (50%), guaranteed by SINOSURE (China Export & Credit Insurance Corporation), maturing in 12 years, with 3 grace years and 9 years for repayment bearing interest of 6.97% p.a. At March 31, 2007, $155,000 were drawn against this facility.

In March, 2007, the Company obtained an approval of a Commercial Loan with BNP Paribas, guaranteed by SINOSURE (China Export & Credit Insurance Corporation), in the total amount of $50,000. This loan has been taken in order to finance 15% of the new coke plant, sinter plant and a new blast furnace for the Ouro Branco mill. At March 31, 2007, $50,000 were drawn against this facility.

Gerdau AZA  has available the following lines of credit:

•                  $83,226 of lines for working capital, bearing interest of 5.76% p.a. At March 31, 2007, no amounts were withdrawn.

Gerdau Ameristeel has available the following lines of credit:

•                  $75,000 of a credit facility with KfW to provide financing for capital expenditures, expiring on November 30, 2008 and is secured by equipment purchased with the financing. At March 31, 2007, nothing was drawn on this facility.

Debentures

Debentures as of March 31, 2007  include five outstanding issuances of Gerdau, convertible debentures of Gerdau Ameristeel and debentures issued by Aços Villares S.A., as follows:

			March 31,		December
	Issuance	Maturity	2007	2006	31, 2006
Debentures, denominated in Brazilian reais
Third series	1982	2011	57,462	60,568	57,782
Seventh series	1982	2012	18,469	30,968	18,121
Eighth series	1982	2013	122,633	110,359	110,225
Ninth series	1983	2014	144,561	83,989	77,167
Eleventh series	1990	2020	57,141	69,425	45,840
Aços Villares S.A.	2005	2010	149,860	133,136	143,424

Debentures, denominated in Canadian dollars
Gerdau Ameristeel’s convertible debentures	1997	2007	—	98,638	—

			550,126	587,083	452,559
Less: Debentures held by consolidated companies eliminated in consolidation			(74,127)	(15,713)	(7,908)
Total			475,999	571,370	444,651
Less: current portion (presented under Other current liabilities in the consolidated balance sheet)
			(1,523)	(2,156)	(1,371)

Total debentures – long-term			474,476	569,214	443,280

Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 12.68%, 18.64% and 15.03% as of March 31, 2007 and 2006 and December 31, 2006, respectively.

Debentures issued by Aços Villares S.A.

Debentures issued by Aços Villares S.A. are denominated in Brazilian reais and bear variable interest at a percentage of 104.5% of the CDI rate, and mature in 5 years on September 1, 2010.

6                             Commitments and contingencies

The Company and its subsidiaries are party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of March 31, 2007.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies			Judicial deposits
	March 31,		December	March 31,		December
Claims	2007	2006	31, 2006	2007	2006	31, 2006

Tax	133,573	135,144	134,038	61,650	54,967	59,642
Labor	47,297	33,748	43,866	13,115	5,017	12,330
Other	11,955	40,373	11,821	9,282	12,688	8,131
	192,825	209,265	189,725	84,047	72,672	80,103

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigations as well as the amount of the probable loss which has been provided as of March 31, 2007.

•                              Of the total provision, $43,337 relates to a provision recorded by the subsidiary Gerdau Açominas on demands made by the Federal Revenue Secretariat regarding Import Taxes, Taxes on Industrialized Products (“IPI – Imposto sobre Produtos Industrializados”) and related charges, due to transactions carried out under drawback concessions originally granted and afterwards annulled by DECEX (Foreign Operations Department). Management does not agree with the administrative decision which has annulled the drawback concession and believes all transactions were carried out under the terms of the law. On November 11, 2006, the STJ (“Superior Tribunal de Justiça”) denied the injunction, and Gerdau Açominas appealed to the Supreme Court (“Supremo Tribunal Federal – STF”). This demand is currently awaiting designation of a responsible judge of the Court.

•                              $24,842 relates to amounts for State Value Added Tax  (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

•                              $17,859 corresponds to contributions due to the social security authorities which are related to suits for annulment by the Company in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security (“Institutio Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

•                              $16,510  relates to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” – ECE), as well as $10,548 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária – RTE), which are charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the

Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of São Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts. The Company has fully deposited in court the amount of the disputed charges.

•                              The Company is also defending other taxes in the amount of $20,477 for which a provision has been made following advice from Company’s legal counsel.

Possible or remote losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                              The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $16,624. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable, because products for export are exempted from ICMS.

•                              The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $34,720. The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•                              The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” – REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts in 60 monthly installments. The final installment has been paid in May 31, 2005. There is a remaining balance being challenged amounting to $2,144; once certain outstanding issues identified in the administrative proceeding that the Company moves before the Management Committee of REFIS, the management believes the refinancing program will be finally extinguished.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                              Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $12,963 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food. There are no expectation of realization of this credit in 2007 or in the following years, therefore is not recognized.

•                              The Company and its subsidiary Gerdau Açominas and Margusa – Maranhão Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa – Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas was issued and has been appealed by Gerdau Açominas. The Company estimates a credit in the amount of $133,147. The credit is not recognized due to the uncertainty of the realization.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of March 31, 2007 of $47,297. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at March 31, 2007, totaled $13,115.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $11,955 for these claims. Escrow deposits related to these contingencies, at March 31, 2007, amount to $9,282.

Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•                              An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law – (“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico” – SEAE). The process was sent to the Administrative Council for Economic Defense – (“Conselho Administrativo de Defesa Econômica” – CADE), for judgment.

CADE judgment was putted on hold by an injunction obtained by Gerdau S.A., which aimed an annulment of the administrative process, due to formal irregularities included on it. This injunction was cancelled by appeals made by CADE and Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the starting of the process, due to cartel practices. The Company has appealed from this decision, and this appeal is still pending of judgment.

Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the above mentioned formal irregularities. If the Company is successful on this proceeding, the CADE decision can be annulled in the future.

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August, 30, 2006 to suspend the effect of CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 (US$119,523). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE.

Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas  and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $16,769 which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. Gerdau Açominas has also claimed on a judicial proceeding the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $30,238 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $53,648, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those gains will be recorded in the financial statements. The suit meets with the engineering and accounting skills in progress, when the pointed value will be demonstrated judicially by the Company.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

7                             Shareholders’ equity

Share capital

As of March 31, 2007, 231,607,008 shares of Common stock and 435,986,042 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred shares. Only the Common shares are entitled to vote. There are no redemption provisions associated with the Preferred shares.  The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

At March 31, 2007, the Company held in treasury 5,070,138 preferred shares at a cost of $45,711 (2,863,656 preferred shares at March 31, 2006 and 5,103,344 at December 31, 2006 at a cost of $9,763 and at a cost of $46,010, respectively).

8                             Earnings per share (EPS)

Pursuant to SFAS No. 128, “Earnings per Share” the following tables reconcile net income to the amounts used to calculate basic and diluted EPS.

Basic

	Three-month period ended			Three-month period ended
	March 31, 2007			March 31, 2006
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Dividends interest on equity declared	25,821	48,040	73,861	2,387	4,458	6,845
Allocated undistributed earnings	122,656	228,203	350,859	149,161	278,575	427,736
Allocated net income available to Common and Preferred shareholders	148,477	276,243	424,720	151,548	283,033	434,581

Basic denominator
Weighted-average outstanding shares, deducting the average treasury shares	231,607,008	430,904,695		231,607,008	432,653,343

Earnings per share (in US$) – Basic	0.64	0.64		0.65	0.65

Dilluted

	Three-month period ended March 31,
	2007	2006
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	276,243	283,033
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	1,558	783
	277,801	283,816

Net income allocated to common shareholders	148,477	151,548
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	(1,558)	(783)

	146,919	150,765

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	430,904,695	432,653,343
Potential increase in number of preferred shares outstanding in respect of stock option plan	1,707,023	834,437
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company	4,149,538	1,657,431
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	1,173,249	855,660
Total	437,934,505	436,000,871

Earnings per share – Diluted (Common and Preferred Shares)	0.63	0.65

9                             Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and operations in Brazil

As part of its normal business operations, Gerdau and operations in Brazil have obtained U.S. dollars denominated debt at fixed rates which exposes them to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and operations in Brazil to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and operations in Brazil to changes in fair value on its debt. In order to manage such risks, Gerdau and operations in Brazil is used to enter into derivative instruments, primarily cross-currency interest rate swap contracts, but also interest rate swaps. Under the swap contracts

Gerdau and operations in Brazil have the right to receive on maturity U.S. dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Gain (losses) on derivatives, net”.

Gerdau Açominas entered into interest rate swaps where it receives a variable interest rate based on LIBOR and pays a fixed interest rate in U.S. dollars. The agreements have a notional value of $323,125 and expiration date between November 2008 and November 2011. The aggregate fair value of this interest rate swap, which represents the amount that would be received if the agreements were terminated at March 31, 2007, is a gain of $ 3,641 (gain of $298 at March 31, 2006 and gain of $4,826 at December 31, 2006).

Gerdau Açominas also entered on a reverse swap where it receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on JIBOR in japanese yens, with a notional amount of $267,000. This swap has a final maturity date on September 14, 2016. The aggregate fair value of this swap, which represents the amount that would be paid if the agreements were terminated at March 31, 2007, is a gain of $3,208 (loss of $ 7,203 at March 31, 2006 and loss of $8,363 at December 31, 2006).

Gerdau Açominas also entered on a swap where it receives a variable amount of interest based on JIBOR in japanese yens, and pays a fixed interest rate in U.S. dollars, with a notional amount of $60,000. These swaps have a final maturity date between May 15, 2007 and November 16, 2007. The aggregate fair value of these swaps, which represents the amount that would be received if the agreements were terminated at March 31, 2007, is a loss of $184 (no unrealized gains or losses at March 31, 2006 and gain of $1,797 at December 31, 2006).

Gerdau Aços Longos Brasil entered on a swap where it receives a variable amount of interest based on CDI rate, and pays a fixed interest based on Referential rate, with a notional amount of $95,103. This swap has a final maturity date on April 12, 2007. The aggregate fair value of this interest rate swap, which represents the amount that would be received if the agreements were terminated at March 31, 2007, is a gain of $334 (no unrealized gains or losses at March 31, 2006 and gain of $279 at December 31, 2006).

GTL Equity Investments Corp. entered on a swap where it receives an amount of interest based on defined fixed rates, and pays a variable interest rate based on LIBOR, with a notional amount of $30,000. These swaps have a final maturity date between May 22, 2007 and October 11, 2007. Additionally, it contracted cross-currency put options between Brazilian reais and U.S. dollars amounting $2,605, with final maturity date between April 2, 2007 and September 12, 2007. The aggregate fair value of these swaps and put options, which represents the amount that would be received if the agreements were terminated at March 31, 2007, is a gain of $2,292 (no unrealized gains or losses at March 31, 2006 and gain of $2,564 at December 31, 2006).

Operations in South America

The Company has granted options to the minority shareholders of Sipar Aceros S.A. as part of the purchase agreements of that company by which those shareholders may sell their shares in Sipar Aceros S.A. and settlement can be made (at the option of the Company or of the shareholders depending on the agreement) either in cash or in shares of Gerdau. Such options are accounted for at its estimated fair value, in the amount of $1,705 as of March 31, 2007, under Other long term liabilities ($3,630 as of March 31, 2006 and $1,512 as of December 31, 2006). The Company has a commitment to acquire an additional interest in Diaco which can be settled at the option of the counterparty either in cash or in shares of Gerdau; such commitment is accounted for at its estimated fair value, in the amount of $85,445, recorded under Other long term assets ($31,345 as of March 31, 2006 and $62,164 as of December 31, 2006).

Gerdau Ameristeel

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the refinancing of its debt.  The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at March 31, 2007, is a loss of $2,621 (loss of $1,450 at March 31, 2006 and loss of $9,500 at December 31, 2006).

10                      Segment information

There are no significant inter-segment sales transactions and the identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

The following segments correspond to the business units by which the Executive Committee manages its operations:

	Three-month period ended March 31, 2007
								Adjustments	Total as per
		Açominas Ouro		Latin America	North	Inter-Segment		and	financial
	Long Brazil	Branco	Specialty Steel	(except Brazil)	America	Elimination	Total	reconciliations	statements

Net sales	784,236	355,516	363,326	332,404	1,432,629	(104,345)	3,163,766	325,639	3,489,405
Financial income (expenses), net	121,651	2,246	(8,671)	(2,395)	(8,853)	—	103,978	(9,651)	94,327
Net income	147,058	59,855	43,812	38,027	135,250	—	424,002	718	424,720
Capital expenditures	58,617	211,063	43,237	23,789	55,908	—	392,614	233,000	625,614
Depreciation and amortization	33,555	37,219	14,593	9,786	32,133	—	127,286	24,122	151,408
Identifiable assets	2,339,426	2,382,008	986,142	1,136,826	2,766,588	(276,906)	9,334,084	1,121,025	10,455,109

	Three-month period ended March 31, 2006
								Adjustments	Total as per
		Açominas Ouro		South America	North	Inter-Segment		and	financial
	Long Brazil	Branco	Specialty Steel	(except Brazil)	America	Elimination	Total	reconciliations	statements

Net sales	742,538	344,664	270,585	219,603	1,131,912	(125,069)	2,584,233	222,329	2,806,562
Financial income (expenses), net	34,361	144,429	7,003	(354)	(11,945)	—	173,494	(58,205)	115,289
Net income	52,359	194,954	9,088	29,049	89,938	—	375,388	59,193	434,581
Capital expenditures	91,417	76,297	201,345	16,531	44,349	—	429,939	23,128	453,067
Depreciation and amortization	29,618	33,911	10,739	10,087	31,748	—	116,103	8,075	124,178
Identifiable assets	2,078,174	1,748,227	644,437	572,126	2,283,542	(259,058)	7,067,448	737,109	7,804,557

	Year-end December 31, 2006
								Total as per
		Açominas Ouro		South America	North		Adjustments and	financial
	Long Brazil	Branco	Specialty Steel	(except Brazil)	America	Total	reconciliations	statements

Depreciation and amortization	109,469	138,950	47,255	34,902	142,494	473,070	31,058	504,128
Identifiable assets	1,964,106	2,117,343	979,195	940,275	2,574,244	8,575,163	1,079,764	9,654,927

The segment information above has been prepared under Brazilian GAAP and consistent with the criteria used to present segment information at the year end financial statements. The Company’s’ reportable segments under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products (which as from its acquisition in January 2006 include the operations of Corporación Sidenor), Açominas (corresponding to the operations of the former Açominas carried out through the mill located in Ouro Branco, Minas Gerais), Latin America (which excludes the operations in Brazil) and North America. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil. Eliminations of intersegment sales and accounts receivables were presented in prior periods within “Long Brazil”. As from this quarter we are presenting those eliminations separately. The financial information for the three months ended March 31, 2006 currently presented has been reviewed to separately present those eliminations.

Geographic information about the Company presented following the same basis as the financial statement is as follows with revenues classified by the geographic region from where the product has been shipped:

	Three-month period ended March 31, 2007
		Latin America	North
	Brazil	(except Brazil)	America	Europe	Total

Net sales	1,401,231	326,725	1,342,995	418,454	3,489,405
Long lived assets	4,236,326	578,623	1,564,767	779,314	7,159,030

	Three-month period ended March 31, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total

Net sales	1,303,607	215,052	1,059,436	228,467	2,806,562
Long lived assets	3,525,303	257,828	1,249,566	222,417	5,255,114

	Year ended December 31, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total

Long lived assets	3,886,733	347,733	1,539,524	762,295	6,536,285

Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

11                      Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

	Three-month period ended
	March 31
	2007	2006
Income before taxes and minority interest	710,542	668,064
Brazilian composite statutory income tax rate	34%	34%
Income tax at Brazilian income tax rate	241,584	227,142
Reconciling items:
Foreign income having different statutory rates	(12,435)	(20,040)
Non-taxable income net of non-deductible expenses	(10,294)	(4,954)
Tax deductible goodwill recorded on statutory books	(33,215)	(31,892)
Benefit of deductible interest on equity paid to shareholders	(20,562)	—
Other, net	1,576	(8,353)
Income tax expense	166,654	161,903

12                      Pension Plans

Gerdau and other related companies in the Conglomerate co-sponsor contributory pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries (“Gerdau Plan”) and one plan for the employees of Gerdau Açominas and its subsidiaries (“Gerdau Açominas Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions.  Additionally, the Company’s Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company’s consolidated statements of financial position:

Brazil plans

	Three-month period ended
	March 31
	2007	2006
Components of net periodic benefit cost
Service cost	4,090	3,314
Interest cost	10,932	9,891
Expected return on plan assets	(20,069)	(17,761)
Amortization of transition asset	(1,156)	(169)
Amortization of prior service cost	250	240
Amortization of net actuarial gain	(380)	(1,225)
Employees contributions	(698)	(707)
Net pension benefit cost	(7,031)	(6,417)

North America plans

Pension Plan

	Three-month period ended
	March 31
	2007	2006
Components of net periodic benefit cost
Service cost	5,430	4,230
Interest cost	7,183	6,134
Expected return on plan assets	(7,380)	(6,097)
Amortization of transition liability	50	47
Amortization of prior service cost	563	324
Amortization of net actuarial loss	1,440	837
Net pension benefit cost	7,286	5,475

Other benefits

	Three-month period ended
	March 31
	2007	2006
Components of net periodic benefit cost
Service cost	507	363
Interest cost	1,121	684
Amoritzation of prior service cost	(87)	(82)
Amortizacion of net actuarial loss	115	25
Net pension benefit cost	1,656	990

13                      Guarantee of indebtedness

(a)                      Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$157,999 (equivalent of $77,058 at period-end exchange rate). Under the surety, Gerdau guarantees 51.82% ($39,931) of such debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 (“FIN 45”). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

(b)                     Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços are the guarantor on Sênior Liquidity Facility of its subsidiary GTL Trade Finance Inc., in amount to $400.000 (equivalent of R$820,160 at period-end exchange rate).

(c)                      Gerdau is the guarantor on loans of its subsidiary GTL Spain in the amount of $12,048 and on Export Receivables Notes of its subsidiary Gerdau Açominas S.A. amounting to approximately $192,295. Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the US$ 600,000 Perpetual Senior Securities issued by Gerdau S.A. Gerdau also guarantees loans of its subsidiaries Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Siderpeu in the amount of $628,774, $31,382, $184 and $18,000, respectively.

As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries or by Gerdau in satisfying their financial obligations.

(d)                     Gerdau Açominas and Gerdau Comercial de Aços provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At March 31, 2007 customer guarantees provided by the company totaled $10,807 and $5,756 respectively. Since Banco Gerdau S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços are under the common control of MG, this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

(e)                      GTL Equity provides guarantees to ScotiaBank Peru S.A. regarding Performance Bond in favor of “Agencia de Promocion de la Inversion Privada – Proinversion”, in connection with the obligations assumed by the Company in the process of acquisition of Siderperu in amount to $18,000 (equivalent of R$36,907 at period-end exchange rate). Since GTL Equity is a subsidiary of the Company this guarantee is not covered by the recognition provisions of FIN 45.

(f)                        GTL Equity provides guarantees to Banco Santa Cruz S.A. of multiple credit facilities of its subsidiary Gerdau Comercial de Aços S.A., in amount to $2,000 (equivalent of R$4,101 at period-end exchange rate). Since GTL Equity and Gerdau Comercial de Aços S.A. are both under common control this guarantee is not covered by the recognition provisions of FIN 45.

14                      Subsequent events

(a)                      On May 25, 2007, the Company has signed a strategic alliance with Industrias Nacionales, C. Por A. (INCA), a company headquartered in Santo Domingo, Dominican Republic. The Company will have a 30.45% stake in the capital stock of the holding company Multisteel Business Holding Corp. which holds 98.57% of the capital stock of INCA. INCA is a long steel rolling mill company which produces mainly concrete reinforcing bars. It is also a producer of value added products (steel mesh, smooth and barbed galvanized wires, screens, nails and clamps) and an importer of steel products, such as flat rolled products to produce roofing tiles, welded pipes and profiles, in addition to distributing steel plates. INCA also produces pipes and PVC connections. Shipments of steel products are approximately 400 thousand tons per year. The value of the acquisition of this stake will be of $42,000.

*             *              *